Exhibit 99.T3E.2

Cunard House
5th Floor
15 Regent Street
London
SW1Y 4LR
United Kingdom
T +44 (0)20 7925 4900
F +44 (0)20 7925 4936
www.enquest.com

PRACTICE STATEMENT LETTER

13 October 2016

To:                   Deutsche Trustee Company Limited as trustee for the holders of the High Yield Notes (as defined below) (the “High Yield Notes Trustee”)

To:                   The High Yield Noteholders (as defined below)

To:                   The Depository Trust Company (“DTC”) as the registered holder of the High Yield Notes (the “High Yield Notes Registered Holder”)

To:                   Cede & Co as nominee for the High Yield Notes Registered Holder (the “High Yield Notes Registered Holder Nominee”)

To:                   U.S. Bank Trustees Limited as trustee for the holders of the Retail Notes (as defined below) (the “Retail Notes Trustee”)

To:                   Société Générale Bank and Trust as common depositary for Euroclear and Clearstream, Luxembourg (each, as defined below) in respect of the Retail Notes (the “Retail Notes Depositary”)

To:                   The Retail Noteholders (as defined below)

To:                   Euroclear UK & Ireland Limited (or its nominee) in its capacity as the holder (through its account(s) in Euroclear) of underlying Retail Notes which are represented by depositary interests in CREST

Cc:                   Lucid Issuer Services Limited as information agent of the Company (as defined below) (the “Information Agent”)

THIS LETTER CONCERNS MATTERS WHICH MAY
AFFECT YOUR LEGAL RIGHTS AND ENTITLEMENTS
AND YOU MAY THEREFORE WISH TO TAKE
APPROPRIATE LEGAL ADVICE ON ITS CONTENTS

Dear Sir/Madam

Proposed scheme of arrangement in relation to EnQuest plc (the “Company”) under Part 26 of the Companies Act 2006 (as amended) (the “Scheme”)

1.                                          PURPOSE OF THIS LETTER

1.1                                   The Company has issued the following notes which constitute senior, unsecured obligations of the Company and are irrevocably and unconditionally guaranteed on a subordinated, unsecured basis by certain of the Company’s subsidiaries and which rank pari passu as between them:

(a)                          US$650,000,000 7% senior notes due 15 April 2022 (ISINs: US29357JAA43 (in respect of notes issued pursuant to Rule 144A of the U.S. Securities Act of 1933, as amended (the “Securities Act”)) and USG315APAB40 (in respect of notes issued pursuant to Regulation S of the Securities Act); CUSIPs: 29357JAA4 (in respect of notes issued pursuant to Rule 144A of the Securities Act) and G315APAB4 (in respect of notes issued pursuant to Regulation S of the Securities Act)) (the “High Yield Notes”); and

(b)                           £155,000,000 5.5% notes due 15 February 2022 (ISIN: XS0880578728; Common Code: 088057872) issued under the Company’s £500,000,000 euro medium term note programme (the “Retail Notes”),

(together, the “Notes”).

1.2                                   The Company is proposing a scheme of arrangement under Part 26 of the Companies Act 2006 of the laws of England and Wales.

1.3                                   In accordance with the procedure and guidance laid down by the High Court of Justice of England and Wales (the “Court”) in its Practice Statement issued on 15 April 2002 (the “Practice Statement”) the purpose of this Practice Statement Letter is to inform you of:

(a)                           the objective which the Scheme is designed to achieve;

(b)                           the Company’s intention formally to propose the Scheme to the Scheme Creditors (as defined below);

(c)                            the Company’s intention to apply to the Court to seek an order convening a meeting of the Scheme Creditors for the purpose of considering and, if thought fit, approving the Scheme (the “Scheme Meeting”);

(d)                           the class composition of the Scheme Creditors for the purpose of voting on the Scheme at the Scheme Meeting; and

(e)                            the reasons why the Company considers the Court has jurisdiction in relation to the Scheme.

1.4                                   The Company is writing to you in your capacity as:

(a)                           the High Yield Notes Trustee appointed under the indenture dated 9 April 2014 relating to the High Yield Notes (as amended or supplemented from time to time) (the “High Yield Notes Indenture”);

(b)                           a person holding (directly or indirectly) a beneficial interest as principal in the High Yield Notes (a “High Yield Noteholder”);

(c)                            the High Yield Notes Registered Holder, being the registered holder of the global certificates representing the High Yield Notes;

(d)                           the High Yield Notes Holder Nominee, being the nominee for the High Yield Notes Registered Holder;

(e)                            the Retail Notes Trustee appointed under the trust deed dated 24 January 2013 relating to the Retail Notes (as amended or supplemented from time to time) (the “Retail Notes Trust Deed”);

(f)                             the Retail Notes Depositary, being the registered holder of the global certificate representing the Retail Notes;

(g)                            a beneficial owner of Retail Notes held in the account(s) of any account holder in Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) acting on the beneficial owner’s behalf (a “Retail Noteholder”, and all High Yield Noteholders together with all Retail Noteholders, the “Noteholders”) and, without double counting, any such account holder; and

(h)                           Euroclear UK & Ireland Limited (or its nominee) in its capacity as the holder (through its account(s) in Euroclear) of underlying Retail Notes which are represented by depositary interests in CREST (“CDIs”),

(each a “Scheme Creditor” and together the “Scheme Creditors”).

1.5                                   If sub-paragraphs 1.4(b) or 1.4(g) apply to you and you have assigned, sold or otherwise transferred all or part of your interests in the High Yield Notes and/or Retail Notes, as applicable, or you intend to do so, you are requested to forward a copy of this Practice Statement Letter to the person or persons to whom you intend to or have assigned, sold or otherwise transferred such interests.

1.6                                   Capitalised terms used but not defined in this Practice Statement Letter shall have the meaning given to them in the High Yield Notes Indenture or the Retail Notes Trust Deed as applicable or as the context requires.

2.                                          SCHEME CONVENING HEARING

2.1                                   The Company will apply to the Court for permission to convene the Scheme Meeting at a hearing (the “Scheme Convening Hearing”) which is expected to take place on 24 October 2016 at the Rolls Building, 7 Rolls Building, Fetter Lane, London EC4A 1NL, United Kingdom.

2.2                                   The date and time of the Scheme Convening Hearing will be confirmed by announcement on the London Stock Exchange and the Luxembourg Stock Exchange, through the Depositary Trust Company (in respect of the High Yield Notes), through Euroclear and Clearstream, Luxembourg (in respect of the Retail Notes) and publication by the Information Agent on its website www.lucid-is.com/enquest (the “Scheme Website”), (which can be accessed by Scheme Creditors) as soon as it has been finally fixed by the Court.

3.                                          BACKGROUND TO THE SCHEME

3.1                                   The Company is a public company limited by shares and its shares are listed on both the London Stock Exchange and the NASDAQ OMX Stockholm. The Company and its direct and indirect subsidiaries are referred to in this Practice Statement Letter as the “Group”.

3.2                                   The Company is the largest independent UK oil producer in the UK North Sea (as last measured for the twelve months ended 31 May 2016) with production from offshore oil fields in the UK Continental Shelf (“UKCS”) and Malaysia.

3.3                                   The Company is the issuer of the High Yield Notes and the Retail Notes. The High Yield Notes and the Retail Notes are guaranteed on a subordinated and unsecured basis by certain of the Company’s subsidiaries.

3.4                                   The Company, together with other entities in the Group, is also a borrower and guarantor under an up to US$1,700,000,000 senior secured revolving credit facility (the “Existing RCF”) agreement dated 6 March 2012 as amended from time to time (the “Existing RCF Agreement”).

Company’s Financial Position

3.5                                   Oil prices have significantly declined since the second half of 2014, with the average realised price for the Group’s UKCS and Malaysian oil sales (excluding hedging) together decreasing from US$100.6 per barrel for the year ended 31 December 2014 to US$50.9 per barrel for the year ended 31 December 2015, and from US$58 per barrel for the six months ended 30 June 2015 to US$41 per barrel for the six months ended 30 June 2016. The Brent crude oil benchmark (which is the benchmark against which the Group’s UKCS production is priced) reached a low of US$27.88 per barrel on 20 January 2016. Although oil prices have stabilised somewhat, they remain significantly below the levels that prevailed in 2013 and the first half of 2014 (with the Brent crude oil benchmark at a high of US$118.9 on 8 February 2013).  The Brent crude oil benchmark was $51.7/bbl as of 12 October 2016.  This reduction in oil prices has had a significant negative impact on the Group’s revenues and cash flows from operating activities.

3.6                                   In response to the decline in oil prices, the Group has set a number of strategic priorities including delivering on execution, streamlining operations and strengthening the Group’s balance sheet. The Group has also taken a number of additional measures to address the impact of the decline in oil prices and the Group’s cash flow constraints, including negotiating amendments to certain financial covenants in the Existing RCF and the Retail Notes to obtain additional headroom, engaging in commodity hedging activities to partially hedge the Group’s exposure to fluctuations in oil prices, divesting non-core assets, reducing operating costs, reducing capital expenditure on the Kraken development, improving cash flows and deferring certain trade creditor obligations.

3.7                                   However, the recent decline in oil prices and the continuing low oil price environment have had a significant negative impact on the Group’s revenues, liquidity and available cash resources.  This situation has been exacerbated by the Group’s level of debt and the significant cash resources required to service the interest on this debt, as well as by the significant capital expenditure required for the development of assets including, in particular, the Group’s Kraken development asset, the Group’s largest project to date.  These factors combined have put considerable pressure on the Group’s cash flows.

3.8                                   The Company also has an upcoming interest payment due on 17 October 2016 on its High Yield Notes (the “October Interest Payment”), which the Company anticipates that it will not be able to pay. If the October Interest Payment is not made within the applicable 30 day grace period and there is no interest payment deferral agreed by the requisite majority of High Yield Noteholders (being 90 per cent. or more by value) this would constitute an event of default under the High Yield Notes and would trigger cross defaults across the Group’s other debt instruments and facilities.

3.9                                   The Group has, since January 2015, obtained waivers from its lenders under the Existing RCF (the “Existing RCF Lenders”) in respect of the liquidity covenant contained in the Existing RCF and the current waiver from this covenant expires on 31 December 2016. To the extent the Group is unable to improve its liquidity position or obtain further waivers from the Existing RCF Lenders, the Group could fail to meet the liquidity covenant in the Existing RCF when next tested on 31 December 2016 or on a subsequent test date, which would constitute an event of default under the Existing RCF.

3.10                            Although the Group has already undertaken a number of measures to mitigate the impact of the low oil price environment and address the Company’s working capital shortfall, the directors of the Company (the “Directors”) believe that in order for the Group to continue to pursue its current strategy (and, in particular, bring Kraken to first oil) and maintain the viability of the Group’s business going forward, a longer term solution is needed to strengthen the Group’s liquidity position and reduce the burden of the Group’s debt service obligations on its business.

3.11                            In addition to the measures taken by the Group described above, the Directors have explored a number of other options in order to strengthen the Group’s liquidity position and reduce the burden of the Group’s debt service obligations on its business, including:

(a)                           disposal of certain assets (in addition to the disposal of non-core assets referred to in paragraph 3.6), including engaging in discussions with Delek Group Ltd in connection with the potential farm-out of 20 per cent. of the Group’s interest in the Kraken development. The Group has ultimately been unable to reach an agreement in connection with any such disposals;

(b)                           refinancing the Existing RCF and/or the Notes. In light of the size of the aggregate commitments under the Existing RCF and the outstanding principal amount of the Notes, the current macroeconomic conditions and the depressed oil price environment which continues to impact the industry in which the Group operates, the Directors do not believe it would be possible in the circumstances to secure refinancing of the Existing RCF or Notes on the same or more favourable terms than the Existing RCF or the Notes (as applicable); and

(c)                            obtaining additional debt financing. After engaging in discussions with various third party debt providers and the Group’s key stakeholders, including the Existing RCF Lenders and the Ad Hoc Noteholder Committee (as defined below) and after considering the terms of such additional financing and the Group’s current debt structure, the Directors have concluded that in the current economic environment additional debt financing on terms which would be acceptable to the Company and its key stakeholders is not available within the time frame necessary to alleviate the pressure on the Group’s liquidity.

3.12                            The Directors have engaged in extensive negotiations with the Company’s relevant stakeholders in order to address these issues and, as a result, are proposing the restructuring of certain of the Group’s financing arrangements, an equity raise and the renewal of certain of the Group’s surety bonds facilities (the “Surety Bonds” and together, the “Restructuring”). The Scheme forms an integral part of the Restructuring and the Directors recommend that Scheme Creditors approve the Scheme.  The Directors believe that the Restructuring, if implemented, will enable the Group to complete the Kraken and Scolty/Crathes developments, which the Directors expect will lead to both significant increases in production and significant decreases in average unit operating costs across the Group.  The Directors believe that the completion of the Restructuring, including the Scheme, will put the Group in a stronger position to meet current oil market conditions, as they continue to believe that the Group’s fundamental business, with its strategy of targeting mature and marginal oil assets and its focus on cost efficiency, is well placed to withstand a prolonged period of low oil prices, and will be even better placed to do so after completion of the Kraken development.

4.                                          OVERVIEW OF THE RESTRUCTURING

Objectives of the Restructuring and the Scheme

4.1                                   The primary objectives of the Restructuring, and therefore the Scheme, are to:

(a)                           avoid the adverse consequences of an accelerated marketing and sale process of the Group, or parts of the Group, which may prove value destructive to the operating business, following completion of which the Directors expect the Company would be placed into insolvent liquidation. The recovery for Scheme Creditors, amongst others, in such a scenario would be unpredictable and is likely to be significantly less than if the Restructuring is successfully completed (see paragraph 5.4 below);

(b)                           ensure a stable and sustainable Group capital structure, so that the Group will possess a strengthened balance sheet and more appropriate debt service and maturity profile in light of the current market environment, including the prevailing depressed oil price;

(c)                            enable the Group to direct its cash resources towards bringing its Kraken development to first oil as soon as possible, which the Directors believe will considerably strengthen the Group’s operations.  Kraken is expected to increase the Group’s current production substantially and has a productive life over 20 years.  It is also expected to benefit from lower unit operating costs, which the Directors expect will reduce the Group’s average unit operating costs to the low US$20s per barrel once Kraken is fully on stream.  This will put the Group in a stronger position to withstand a prolonged period of low oil price and deliver value to all stakeholders invested in the Company;

(d)                           service the Group’s general corporate and working capital requirements; and

(e)                            improve the on-going liquidity position of the Group, putting it in a stronger position to withstand a period of low oil prices.

4.2                                   If the Restructuring is implemented, the Directors anticipate that the proposed amended debt profile of the Group (including the cash interest payment condition in respect of the Notes to be implemented pursuant to the Scheme (see paragraphs 7.1(b)(i) and 7.2(b)(i) below)) and the injection of additional equity capital into the Group will reduce the financial burden on the business, enabling the Group to continue to trade despite the current weak macroeconomic climate in the oil industry.

Key features of the Restructuring

4.3                                   As announced on or about the date of this Practice Statement Letter, following the completion of an extensive period of engagement and negotiation with stakeholders, the Company has agreed the terms of the proposed Restructuring with all of the Existing RCF Lenders, all of the hedging banks (the “Hedging Banks”) and an ad hoc committee of High Yield Noteholders (which is from time to time comprised of certain of the largest holders of the High Yield Notes) (the “Ad Hoc Noteholder Committee”), representing approximately 61 per cent. of the outstanding principal amount of the High Yield Notes.  Due to the diverse nature of the holdings of the Retail Notes, it was not possible for the Company to approach all of the Retail Noteholders in advance of announcement of the Restructuring and the Scheme. However, the Company has consulted on a confidential basis with a number of holders who together hold a significant proportion of the Retail Notes, in order to obtain their indicative support for the proposals contemplated by the Scheme and the Restructuring. The feedback from such Retail Noteholders was very positive and indicated support for the Restructuring from professional investors.

4.4                                   The key features of the proposed Restructuring are:

(a)                           the exchange of High Yield Notes on a dollar-for-dollar basis for new High Yield Notes to be effected through the Scheme on the terms set out in paragraph 7.1 below (the “New High Yield Notes”);

(b)                           the amendment of the Retail Notes to be effected through the Scheme on the terms set out in paragraph 7.2 below (the Retail Notes as so amended, the “Amended Retail Notes”);

(c)                            recognition of the Scheme as a foreign main proceeding pursuant to Chapter 15 of Title 11 of the United States Code;

(d)                           certain amendments to the Existing RCF, including:

(i)                               extending the final maturity date of the Existing RCF by two years to 1 October 2021;

(ii)                            splitting the Existing RCF commitments into a term loan facility of US$1.125 billion and a revolving credit facility of up to US$75 million, amending the margin on each of the facilities and cancelling the existing accordion feature;

(iii)                         amending and resetting certain of the financial covenants to allow the Group sufficient headroom;

(iv)                        amending the amortisation profile for the repayment of the facilities;

(v)                           incorporating terms allowing for new super senior hedging; and

(vi)                        restricting certain activities of the Group, including restrictions on acquisitions, disposals, financial indebtedness and exploration and appraisal expenditure,

(together, the “Proposed RCF Amendments”),

(e)                            the placing and open offer of, in aggregate, up to 356,738,114 new ordinary shares at an issue price of 23 pence per new ordinary share to raise gross proceeds of, in aggregate, up to £82,000,000 (the “Placing and Open Offer”).  Double A Limited, a company beneficially owned by the extended family of Amjad Bseisu, a director of the Company, is proposing to participate in the Placing and Open Offer. Double A Limited has agreed to participate in the placing on a dollar for dollar basis against the total number of new ordinary shares which existing shareholders commit to subscribe for on a pro rata basis, up to a maximum of £33,730,000, subject to clawback to satisfy valid applications by qualifying shareholders in the open offer and subject to scale back in favour of additional placees procured by the joint bookrunners (Merrill Lynch International and J.P. Morgan Cazenove) in the bookbuild (in the discretion of Double A Limited). In addition, Double A Limited has irrevocably undertaken to take up 31,735,702 new ordinary shares in the open offer, representing its pro rata share of the amount to be raised in the open offer; and

(f)                             the renewal of certain of the Surety Bonds.

4.5                                   All of the elements of the Restructuring set out in paragraph 4.4 above are inter-conditional. None of the components of the Restructuring will be completed if the Scheme is not approved by Scheme Creditors and sanctioned by the Court at a second hearing (the “Scheme Sanction Hearing”).  Equally, even if the Scheme is approved by Scheme Creditors and sanctioned by the Court at the Scheme Sanction Hearing, if any of the other elements of the Restructuring set out at paragraph 4.4(d) to (f) above are not approved and/or implemented, the Scheme will not be implemented.

5.                                          CONSEQUENCES OF A FAILURE OF THE RESTRUCTURING

5.1                                   If the Restructuring is not implemented and does not complete, the Scheme is not approved by the requisite majority of Scheme Creditors or any of the other inter-conditional requirements or conditions to the Restructuring are not satisfied (or, where possible, waived) to enable the Restructuring to be implemented in accordance with the presently proposed timetable, the Restructuring is not likely to be consummated. The Directors believe that, in light of the considerable effort and time which it has taken for the Company to agree the Restructuring with its key stakeholders (including the Existing RCF Lenders, the Hedging Banks, the Surety Bond providers, the High Yield Noteholders and Double A Limited), the prospects of the Company and such key stakeholders agreeing an alternative transaction which would leave the Group with a viable capital structure before it would become necessary to place the Company (and possibly other companies in the Group) into an insolvency procedure are unlikely. The Directors have based their assessment that the Group continues to be a going concern on the basis that the Group can continue to rely on the ability to access adequate funds under the Existing RCF, agree necessary amendments across its debt and credit facilities and with certain vendors, and/or access alternative sources of funding.  The Company has enjoyed the support of its Existing RCF Lenders throughout the negotiation of the Restructuring.  The continued support of the Existing RCF Lenders is now predicated upon and would be in accordance with the Restructuring as currently proposed.

5.2                                   The Directors believe that if and shortly after it becomes apparent that the Restructuring is not capable of being implemented (for example, if the requisite majority of Scheme Creditors do not vote in favour of the Scheme or the Court decides not to exercise its discretion to sanction the Scheme), the Company will commence a marketing and sales process of the Company and/or its subsidiaries with a view to effecting a sale in a short period of two to three months.  Completion of the sale is likely to involve the appointment of administrators to the Company.

5.3                                   The Directors believe that if the Restructuring does not proceed and a marketing process for the sale of the Group on an accelerated basis is undertaken, there is likely to be no value for Noteholders. In addition, if the Company is unable to pay the October Interest Payment on the Existing High Yield Notes within the 30 day grace period as described above and there is no interest payment deferral agreed by the requisite majority of High Yield Noteholders (being 90 per cent. or more by value), the Company is likely to become subject to enforcement action (including, for example, the filing of a winding up petition against the Company) which if, not terminated or withdrawn, is likely to lead to the majority Existing RCF Lenders enforcing their security in respect of the Company and/or the Group by (among other things) appointing an administrator to the Company, with a view to the administrator commencing and/or continuing a marketing process for the sale of the Group on an accelerated basis. In this scenario, the Directors believe that there is likely to be no value for Noteholders. However the Ad Hoc Noteholder Committee may propose an alternative debt restructuring and seek to engage in discussions with the Existing RCF Lenders and the Company (which may involve providing a deferral of the October Interest Payment if the requisite majority has approved such deferral). The Existing RCF Lenders may or may not decide to give consideration to any such proposal or may consider any such proposal in the context of the Company’s sales process.

5.4                                   If the Scheme and the Restructuring do not proceed and a marketing process is implemented for the sale of the Company’s business as described in paragraphs 5.1 to 5.3 above, the Directors believe that there is likely to be no value for Noteholders.

6.                                          LOCK-UP ARRANGEMENTS

6.1                                   As noted above, in light of the current market environment, the Group has been closely monitoring and managing its funding position and liquidity risk and since March 2016 has been engaged in confidential discussions with its Existing RCF Lenders and Hedging Banks to explore a range of opportunities for debt reduction, refinancing and/or restructuring alongside the various cost saving, strategic hedging and asset disposal initiatives described in section 3 above.

6.2                                   The Company subsequently extended its confidential discussions to include the Ad Hoc Noteholder Committee, acknowledging that the Company would need to address its on-going debt service obligations in respect of the Notes in order to achieve a stable and sustainable Group debt structure, particularly in light of the Group’s capital expenditure commitments to bring Kraken to first oil and the prevailing low oil price environment.

6.3                                   Following negotiation with the Existing RCF Lenders, the Hedging Banks and the Ad Hoc Noteholder Committee, the Company today announced that it had agreed the key terms of the Restructuring. On 11 October 2016, all Existing RCF Lenders, all Hedging Banks and High Yield Noteholders, representing approximately 61 per cent. in principal amount outstanding of the High Yield Notes entered into a lock-up agreement with the Company (the “Lock-up Agreement”), the terms of which contain, among other things:

(a)                           the agreement of the relevant Existing RCF Lenders and Hedging Banks to vote in favour of the Proposed RCF Amendments;

(b)                           the agreement of the relevant High Yield Noteholders to attend the Scheme Meeting in person or by proxy and to vote in favour of the Scheme; and

(c)                            the agreement of the Existing RCF Lenders, the Hedging Banks and the High Yield Noteholders to take all steps to support the Restructuring, including in respect of the High Yield Noteholders, not taking any enforcement action in respect of the October Interest Payment.

6.4                                   As noted above, due to the diverse nature of the holdings of the Retail Notes, it was not possible for the Company to approach all of the Retail Noteholders in advance of announcement of the Restructuring and the Scheme. However, the Company has consulted on a confidential basis with a number of holders who together hold a significant proportion of the Retail Notes, in order to obtain their indicative support for the proposals contemplated by the Scheme and the Restructuring. The feedback from such Retail Noteholders was very positive and indicated support for the Restructuring from professional investors.

6.5                                   The Company intends to invite all other Noteholders to enter into or procure the entry into a lock-up arrangement with the Company in advance of the Scheme Meeting by instructing its account holder in Euroclear, Clearstream, Luxembourg and DTC (in the case of High Yield Noteholders, as applicable) (an “Account Holder”) to provide a voting undertaking which will be set out in the Account Holder Letter (as defined below), pursuant to which they will also agree to, among other things and subject to certain conditions, attend the Scheme Meeting in person or by proxy, vote in favour of the Scheme and take all steps to support the Restructuring, including not taking any enforcement action in respect of the October Interest Payment.

6.6                                   No fee has been offered to Noteholders in connection with the arrangements described in this section 6 and the High Yield Noteholders who have entered into the Lock-up Agreement have not received any additional rights or advantage from having done so.

7.                                          PROPOSED SCHEME

7.1                                   High Yield Notes

(a)                           Pursuant to the Scheme, all High Yield Notes will be exchanged on a dollar-for-dollar basis for new high yield notes (the “New High Yield Notes”) issued by the Company.

(b)                           The New High Yield Notes will:

(i)                               accrue a fixed coupon of 7 per cent. per annum payable semi-annually in arrear.  Interest under the New High Yield Notes will only be payable in cash on an interest payment date if: (A) over the six months immediately preceding the day which is one month prior to the relevant interest payment date under the New High Yield Notes, the average end of the day Dated Brent Future (as published by Platts) (or such equivalent price that may replace the dated Brent price from time to time) is equal to or above US$65.00 per barrel; and (B) no payment event of default is continuing under the Existing RCF (which shall include any such event of default arising as a result of the aggregate amount of the loans and letters of credit outstanding under the Existing RCF exceeding the aggregate commitments applicable at such time) (collectively, the “Cash Payment Condition”).  If the Cash Payment Condition is not satisfied in respect of an interest payment date, interest will not be paid in cash on that interest payment date and will be capitalised and satisfied by the issue of additional New High Yield Notes to holders of the New High Yield Notes outstanding at such time. The Cash Payment Condition in the New High Yield Notes will cease to apply (and thereafter all payments of interest will be made in cash) upon the earlier of: (A) the repayment in full of the Existing RCF from cash generated from assets of the Group; or (B) the repayment or refinancing in full of the Existing RCF on terms that enable the disapplication of the Cash Payment Condition and future interest on the New High Yield Notes and the Amended Retail Notes to be paid in cash.  Any interest due but not paid on the High Yield Notes prior to the effective date of the Restructuring will be capitalised and added to the principal amount of the New High Yield Notes to be issued pursuant to the Scheme;

(ii)                            contain amendments to certain financial indebtedness baskets and a restriction on certain payments to shareholders (and their affiliates) if the Company has not redeemed (in cash at par pursuant to a new optional redemption right) the New High Yield Notes in an amount equal to any capitalised interest thereon, together with accrued but unpaid interest.  The Placing and Open Offer will not constitute an “Equity Offering” for the purpose of the optional redemption provisions of the New High Yield Notes and will not build up the Restricted Payments (under and as defined in the New High Yield Notes) build up basket or be used to make any Restricted Payments;

(iii)                         have an originally scheduled maturity date of 15 April 2022. The Company will have the option (at its absolute discretion) to extend, at any time, the maturity date to 15 April 2023.  In addition, the maturity of the New High Yield Notes will be automatically extended to 15 October 2023 if the Existing RCF is not repaid or refinanced in full prior to 15 October 2020;

(iv)                        have the benefit of a new cross default provision such that an event of default under the Amended Retail Notes will give rise to an event of default under the New High Yield Notes;

(v)                           not contain a right of the Company to apply the net proceeds of one or more equity offerings in early redemption of the New High Yield Notes at a specified price; and

(vi)                        be issued in global registered form and deposited with a common depositary for Euroclear and Clearstream, Luxembourg.  The New High Yield Notes will not be eligible for settlement in The Depositary Trust Company. Any New High Yield Notes which cannot be issued to High Yield Noteholders shall be issued to and held by Lucid Issuer Services Limited on trust for the relevant High Yield Noteholder for a period of one year from the date that the Scheme becomes effective.

(c)                            Further details of the terms of the Scheme which relate to the High Yield Notes will be set out in the Scheme Documents (as defined below).

7.2                                   Retail Notes

(a)                           Pursuant to the Scheme, the terms and conditions of the Retail Notes will be amended and restated to incorporate the amendments set out in sub-paragraph (b) below.  All other terms and conditions governing the Retail Notes will remain unamended and, for the avoidance of doubt, no new securities will be issued in respect of the Amended Retail Notes.

(b)                           The Amended Retail Notes will:

(i)                               accrue a fixed coupon of 7 per cent. per annum payable semi-annually in arrear.  Interest under the Amended Retail Notes will only be payable in cash on an interest payment date if the Cash Payment Condition (as described in paragraph 7.1(b)) is satisfied.  As with the High Yield Notes, if the Cash Payment Condition is not satisfied in respect of an interest payment date interest will not be paid in cash on that interest payment date and will be capitalised and satisfied by the issue of additional Amended Retail Notes to holders of the Amended Retail Notes outstanding at such time. The Cash Payment Condition in the Amended Retail Notes will cease to apply (and thereafter all payments of interest will be made in cash) upon the earlier of: (A) the repayment in full of the Existing RCF from cash generated from assets of the Group; or (B) the repayment or refinancing in full of the Existing RCF on terms that enable the disapplication of the Cash Payment Condition and future interest on the New High Yield Notes and the Amended Retail Notes to be paid in cash.  Interest on the Amended Retail Notes will continue to accrue from the immediately preceding interest payment date of 15 August 2016 and be paid on the next interest payment date of 15 February 2017 in cash (subject to the Cash Payment Condition being satisfied) or be capitalised;

(i)                               contain a restriction on certain payments to shareholders (and their affiliates) if the Company has not redeemed (in cash at par pursuant to a new optional redemption right) the Amended Retail Notes in an amount equal to any capitalised interest thereon, together with accrued but unpaid interest;

(ii)                            have an originally scheduled maturity of 15 April 2022 (extended from 15 February 2022). The Company will have the option (at its absolute discretion) to extend, at any time, the maturity date to 15 April 2023.  In addition, the maturity of the Amended Retail Notes will be automatically extended to 15 October 2023 if the Existing RCF is not repaid or refinanced in full prior to 15 October 2020;

(iii)                         not have the benefit of the existing financial covenants currently incorporated in the Retail Notes Trust Deed;

(iv)                        have the benefit of a new cross default provision such that an event of default under the New High Yield Notes will give rise to an event of default under the Amended Retail Notes; and

(v)                           continue to be held in global registered form, be cleared through Euroclear and Clearstream, Luxembourg and be eligible for settlement in CREST through CREST depositary interests representing the Amended Retail Notes.

(c)                            For the avoidance of doubt, no new notes or other instruments will be issued on or after the effective date of the Restructuring in respect of the Amended Retail Notes (other than additional Amended Retail Notes if the Cash Payment Condition is not satisfied).

(d)                           Further details of the terms of the Scheme which relate to the Retail Notes will be set out in the Scheme Documents (as defined below).

7.3                                   Treatment of the Cash Payment Condition in the event of a Refinancing of the Existing RCF

As an alternative to full repayment of the Existing RCF by its maturity date, the Company may wish to pursue a refinancing option. Where the Company is able to obtain a repayment or refinancing of the Existing RCF as amended and restated pursuant to the Proposed RCF Amendments on open market terms that dis-applies the Cash Payment Condition in respect of the New High Yield Notes and the Amended Retail Notes, and future interest in respect of the New High Yield Notes and the Amended Retail Notes to be paid in cash, then provided that such option is on commercial terms that are acceptable to the Company, the Company shall use all reasonable efforts to pursue that option, as an alternative to a refinancing based upon retention of the Cash Payment Condition until maturity of the New High Yield Notes and the Amended Retail Notes.

7.4                                   Chapter 15 Recognition

(a)                           The Company intends to seek recognition of the Scheme as a foreign main proceeding under Chapter 15 of Title 11 of the United States Code and permanent relief in the United States Bankruptcy Court enjoining Scheme Creditors from commencing or continuing any action or proceeding against any member of the Group or their successors in interest that are inconsistent with the Scheme in the United States (“Chapter 15 Recognition”).

(b)                           Chapter 15 Recognition will be a condition to the Scheme becoming effective.

7.5                                   Releases

Pursuant to the Scheme and deeds of release to be executed pursuant to the Scheme, the Scheme Creditors will also authorise the waiver and release of the Company and certain other persons from any claims they may have had, currently have or in future may have in connection with the High Yield Notes (in particular under and in connection with the High Yield Notes once these have been exchanged for New High Yield Notes pursuant to the Scheme), the Retail Notes (for the avoidance of doubt, excluding the Company’s liabilities in respect of the covenant to pay principal and interest arising out of or under the Retail Notes Trust Deed and/or the Retail Notes), the Scheme and the Restructuring, as applicable, as at a specific time and date, which will be advised to all Scheme Creditors if and when a date for the Scheme Meeting is confirmed.

8.                                          SCHEME CONVENING HEARING

In light of the urgency of the Restructuring, of which the Scheme is an integral part, this Practice Statement Letter has been issued less than 14 days in advance of the Scheme Convening Hearing. Such short notice is necessary in light of the urgent need to conclude the Restructuring. Given the short notice, the Company will not oppose the raising of any class or jurisdiction issues by any Scheme Creditor at the Scheme Sanction Hearing  provided that any such issues were not raised by that Scheme Creditor at the Scheme Convening Hearing and that the Company may challenge any such issues once raised.

9.                                          SCHEME JURISDICTION

9.1                                   The Company considers that the Court has jurisdiction to sanction the Scheme as the Company is incorporated in and has its centre of main interests in England and Wales and if, and in so far as Regulation (EU) No 1215/2012 of the European Parliament and of the Council of 12 December 2012 applies to this matter:

(a)                           the Company considers that material Scheme Creditors are domiciled in England and Wales; and

(b)                           certain Scheme Creditors have submitted or are likely to submit to the jurisdiction of the courts of England and Wales.

9.2                                   The Court will be invited to address the question of jurisdiction at the Scheme Convening Hearing. However, as noted above, the Company will not oppose the arising of any class or jurisdiction issues by any Scheme Creditor at the Sanction Hearing provided that any such issues were not raised by that Scheme Creditor at the Scheme Convening Hearing and that the Company may challenge any such issues once raised.

10.                                   SCHEME CREDITORS WILL BE AFFECTED BY THE SCHEME

10.1                            If and from the date upon which the Scheme becomes effective, all Scheme Creditors will be bound by the terms of the Scheme, along with the Company and various other entities, including certain administrative parties in connection with the New High Yield Notes and the Amended Retail Notes.

10.2                            As mentioned in paragraph 7.4 above, the Company also intends to seek Chapter 15 Recognition of the Scheme.

11.                                   SCHEME MEETING AND PROPOSED VOTING CLASS

11.1                            Who is a Scheme Creditor

(a)                           Under the provisions of Part 26 of the Companies Act 2006, a scheme of arrangement may be made between a Company and its creditors (or a group of its creditors).

(b)                           The Company has considered the rights of High Yield Noteholders, being persons with a direct or indirect beneficial interest as principal in the High Yield Notes, under the High Yield Notes Indenture and has concluded that as each High Yield Noteholder has a right (in certain circumstances) to request the Company to issue a definitive note in respect of its interest in the High Yield Notes each High Yield Noteholder is a contingent creditor of the Company and therefore constitutes a Scheme Creditor for the purposes of the Scheme.

(c)                            The Company has also considered the rights of Retail Noteholders, being persons with a direct or indirect beneficial interest as principal in the Retail Notes, under the Retail Notes Trust Deed and in order to ensure that the Retail Noteholders can be treated as Scheme Creditors for the purposes of the Scheme, the Company has executed a deed of covenant conferring on Retail Noteholders certain direct enforcement rights against the Company.  As such, the Company considers that each Retail Noteholder is a contingent creditor of the Company and therefore constitutes a Scheme Creditor for the purposes of the Scheme.

(d)                           The Noteholders, as the beneficial owners of and/or the persons with the ultimate economic interest in the Notes, are the persons with the “real” interest in the Scheme and accordingly they will be entitled to vote in respect of the Scheme.  To avoid double counting in respect of the claims under the Scheme, each of the Trustees have confirmed to the Company that it does not currently intend to exercise any voting rights to which it may be entitled as a Scheme Creditor at the Scheme Meeting.

(e)                           Investors who hold CDIs in CREST (the “CDI Holders”) will not be treated as Scheme Creditors or Retail Noteholders for the purposes of the Scheme.  The CDIs are independent securities distinct from the Retail Notes and represent an indirect interest in the Retail Notes.  Holders of CDIs are not legal owners of the Retail

Notes and do not have a direct interest in the Retail Notes.  The Scheme Creditors in respect of the CDIs will be the relevant Euroclear UK & Ireland entity or entities whose Euroclear account holds the underlying Retail Notes represented by the CDIs as custodian. In order to vote in the Scheme, CDI Holders must instruct their respective CREST intermediaries and custodians in respect of the Retail Notes represented by their CDIs, as further specified in the Scheme Documents.

11.2                            Proposed Voting Class

(a)                           Under the provisions of Part 26 of the Companies Act 2006, a scheme of arrangement must be agreed by a majority in number (the “numerosity” majority), representing at least 75 per cent. in value (the “value” majority), of each class of scheme creditors present and voting either in person or by proxy at the relevant class meeting ordered to be summoned by the Court.  A scheme of arrangement must then be sanctioned by the Court at a subsequent court hearing and a copy of the order delivered to the Registrar of Companies before it can become effective in accordance with its terms.

(b)                           If the rights of creditors are so different or would be affected so differently by the Scheme as to make it impossible for them to consult together with a view to their common interest, they must be divided into separate classes and a separate meeting must be held for each class of creditor.

(c)                            Under the terms of the Practice Statement, it is the responsibility of the Company to formulate the class or classes of creditors for the purpose of convening meetings to consider and, if thought fit, approve the Scheme.

(d)                           The Company has considered the present rights of Noteholders against the Company and the rights which Noteholders would have against the Company following implementation of the Scheme and has concluded that it is appropriate that the Scheme Creditors vote in a single class at the Scheme Meeting.

(e)                            The Company considers that the rights of the Scheme Creditors are sufficiently similar so as to make it possible for them to consult together with a view to a common interest because:

(i)                               as senior, unsecured creditors of the Company, whose rights are subordinated to those of the senior, secured Existing RCF Lenders, the Noteholders rank pari passu as between themselves in the Company’s capital structure. In addition, Scheme Creditors have the benefit of guarantees from the same subsidiaries of the Company, which are subordinated on the same terms pursuant to a guarantee subordinated agreement dated 9 April 2014 (as amended, restated and supplemented from time to time) to which the High Yield Notes Trustee and the Retail Notes Trustee are party. As a result, Scheme Creditors would have materially the same rights against the Company and its subsidiaries if the Company or its subsidiaries were to go into any insolvency proceedings (which as noted above will likely happen in respect of the Company if the Restructuring is not achieved) and would therefore, in such circumstances, receive the same level of recovery in proportion to their existing interests in the Notes;

(ii)                            if the Scheme is implemented, the Noteholders’ principal economic and legal rights under the New High Yield Notes and/or the Amended Retail Notes, as applicable, will be the same and the New High Yield Notes and the Amended Retail Notes will contain mutual cross default and cross acceleration provisions. As noted above, the amendments to the High Yield Notes will be effected by way of exchange of the High Yield Notes for the New High Yield

Notes and the amendments to the Retail Notes will be effected by way of amendment and restatement of the existing Retail Notes and Retail Notes Trust Deed. The distinction between the procedures for effecting the amendments to the High Yield Notes and the Retail Notes is purely mechanical in nature and do not impact the principal economic rights of the Noteholders under the New High Yield Notes and the Amended Retail Notes which will be the same; and

(iii)                         as mentioned above in paragraph 6.3, certain High Yield Noteholders have entered into the Lock-up Agreement pursuant to which they undertake to, among other things, attend the Scheme Meeting in person or by proxy and to vote in favour of the Scheme.  The undertakings provided by those High Yield Noteholders will be of benefit to Scheme Creditors as a whole as they will support the Group’s ability to complete the Restructuring and have provided certainty to the Group in relation to its ability to complete the Restructuring before taking the steps to launch the Scheme, which are both costly and subject to publicity. The Lock-up Agreement does not confer any pecuniary benefit on the High Yield Noteholders who have entered into it as against those who have not and the locked-up Scheme Creditors do not have any more rights or advantages than those of other Scheme Creditors.

(f)                             Accordingly, it is proposed that a single meeting of the Scheme Creditors is convened for the purposes of considering and, if the Scheme Creditors think fit, approving the Scheme.

11.3                            Voting Calculations

For the purpose of calculating both the value and numerosity majorities in relation to voting on the Scheme at the Scheme Meeting, each Noteholder is a contingent creditor for the purpose of voting at the Scheme Meeting and the votes cast by them will be taken into account both for value and numerosity purposes in relation to the Scheme, save that the votes cast by or on behalf of Euroclear UK & Ireland in its capacity as custodian of Retail Notes for CREST will be split proportionally for value purposes and count twice (both for and against) for numerosity purposes, reflecting the instructions received by the Information Agent from valid Account Holder Letters (as defined below) delivered by or on behalf of CDI Holders prior to the voting instruction deadline.

12.                                   CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME

12.1                            As noted above, all of the elements of the Restructuring are inter-conditional.  Therefore, even if Scheme Creditors approve the Scheme and the Scheme is sanctioned by the Court, the terms of the Scheme will only be implemented if and when each of the other elements of the Restructuring, being:

(a)                           the Proposed RCF Amendments becoming unconditional;

(b)                           the Placing and Open Offer becoming unconditional;

(c)                            the renewal of the Surety Bonds becoming unconditional; and

(d)                           Chapter 15 Recognition,

save, in relation to sub-paragraphs (a) to (c) above, for the condition precedent relating to the Scheme becoming effective.

13.                                   SCHEME CREDITOR ISSUES

13.1                            As noted above, the Scheme Convening Hearing is expected to take place on or after 24 October 2016 where the Company will draw any issue raised by Scheme Creditors to the Court’s attention.  Scheme Creditors have the right to attend in person or through counsel and make representations at the Scheme Convening Hearing, the date of which, as stated above, will be notified to the Scheme Creditors once it has been finally fixed by the Court.

13.2                            This Practice Statement Letter is intended to provide Scheme Creditors with sufficient information regarding the Scheme and the Restructuring insofar as it relates to the Notes, so that, should they wish to raise any issues that relate to the jurisdiction of the Court to sanction the Scheme, or argue that the proposals outlined above for convening the Scheme Meeting are inappropriate, or to raise any other issue in relation to the constitution of the Scheme Meeting or which might otherwise affect the conduct of such Scheme Meetings, they may attend and be represented before the Court at the Scheme Convening Hearing. If any Scheme Creditors wish to raise any such issues, they should do so prior to or at the Scheme Convening Hearing.

13.3                            The Scheme Creditors should be aware that the English courts have indicated that issues which may arise as to the constitution of meetings of creditors or which otherwise affect the conduct of those meetings or which affect the jurisdiction of the Court to sanction a scheme of arrangement should be raised at the first court hearing seeking leave to convene the scheme meeting.  If they do not do so, it will still be possible for creditors to raise objections on the question of classes (as well as other matters) at the Scheme Sanction Hearing which, in this case, is anticipated to be held in November 2016.  As mentioned above, in light of the relatively short notice of the Scheme Convening Hearing given to the Scheme Creditors, the Company will not oppose the raising of any class or jurisdiction issues by any Scheme Creditor at the Scheme Sanction Hearing.

14.                                   CONTACT DETAILS AND FURTHER INFORMATION

14.1                            Following the Scheme Convening Hearing, provided the Court gives permission to convene the Scheme Meeting of Scheme Creditors to vote on the Scheme, the Company will notify you in accordance with the direction of the Court, of the time, date and venue of the Scheme Meeting, set out how you may vote at that meeting and provide further detail of the terms of the proposed Scheme.

14.2                            In particular, you should expect to receive the following documents:

(a)                           a notice convening the Scheme Meeting;

(b)                           an explanatory statement relating to the Scheme;

(c)                            the Scheme, which will be included in the explanatory statement; and

(d)                           an account holder letter (an “Account Holder Letter”) containing, among other things, the forms and documents that you need to complete in order to vote at or to appoint a proxy to attend the Scheme Meeting,

(together, the “Scheme Documents”).

14.3                            The Information Agent has set up the Scheme Website at www.lucid-is.com/enquest to disseminate information about the Scheme and to facilitate the implementation of the Scheme.  Once they have registered online, Noteholders will be able to view and download Scheme Documents and other information and documents (including this Practice Statement Letter) relating to the Scheme from the website.

14.4                            As explained above, the Scheme is an integral part of the Restructuring, which the Directors believe is fundamental for the continued operation of the Group’s business with a view to achieving its strategy of turning opportunities into value by targeting maturing assets and undeveloped oil fields and exploiting its existing reserves.  For this reason, all Noteholders are encouraged to support the Scheme.

14.5                            If you have any questions in relation to this Practice Statement Letter or the Scheme, please contact the Information Agent:

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

London WC1H 8HA

Telephone:	+44 20 7704 0880
Email:	enquest@lucid-is.com
Facsimile:	+44 20 3004 1590
Attention:	David Shilson

Scheme Website:	www.lucid-is.com/enquest

Yours faithfully

EnQuest PLC